SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NLIGHT, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65487K100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons MOHR, DAVIDOW VENTURES VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,844,980 Shares (2)

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 3,844,980 Shares (2)

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,844,980 Shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 10.2% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by Mohr, Davidow Ventures VI, L.P. (“MDV VI”) and Sixth MDV Partners, L.L.C. (“MDV GP” and, together with MDV VI, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held MDV VI.  MDV GP is the general partner of MDV VI.  Jonathan Feiber and Nancy Schoendorf are managing members of MDV GP and share voting and dispositive power over the shares held by MDV VI.

(3) This percentage is calculated based on 37,759,112 shares of the Issuer’s stock outstanding as of November 1, 2019, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 6, 2019.

1.	Names of Reporting Persons Sixth MDV Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 3,844,980 Shares (2)

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 3,844,980 Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,844,980 Shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 10.2% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held MDV VI.  MDV GP is the general partner of MDV VI.  Jonathan Feiber and Nancy Schoendorf are managing members of MDV GP and share voting and dispositive power over the shares held by MDV VI.

(3) This percentage is calculated based on 37,759,112 shares of the Issuer’s stock outstanding as of November 1, 2019, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 6, 2019.

1.	Names of Reporting Persons Nancy Schoendorf

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 3,844,980 Shares (2)

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 3,844,980 Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,844,980 Shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 10.2% (3)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13G is filed the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held MDV VI.  MDV GP is the general partner of MDV VI.  Jonathan Feiber and Nancy Schoendorf are managing members of MDV GP and share voting and dispositive power over the shares held by MDV VI.

(3) This percentage is calculated based on 37,759,112 shares of the Issuer’s stock outstanding as of November 1, 2019, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 6, 2019.

1.	Names of Reporting Persons Jonathan Feiber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 3,844,980 Shares (2)

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 3,844,980 Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,844,980 Shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 10.2% (3)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held MDV VI.  MDV GP is the general partner of MDV VI.  Jonathan Feiber and Nancy Schoendorf are managing members of MDV GP and share voting and dispositive power over the shares held by MDV VI.

(3) This percentage is calculated based on 37,759,112 shares of the Issuer’s stock outstanding as of November 1, 2019, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 6, 2019.

Introductory Note:  This Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of nLIGHT, Inc.

Item 1(a).	Name of Issuer: NLIGHT, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 5408 NE 88th Street, Building E, Vancouver, Washington 98665

Item 2(a).	Name of Person Filing: Mohr, Davidow Ventures VI, L.P. Sixth MDV Partners, L.L.C. Nancy Schoendorf Jonathan Feiber
Item 2(b).	Address of Principal Business Office or, if none, Residence: 777 Mariners Island Boulevard, Suite 550, San Mateo, CA 94404
Item 2(c).	Citizenship: All entities were organized in Delaware. The individuals are all United States citizens.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 65487K100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Mohr, Davidow Ventures VI, L.P. (1)	3,844,980	3,844,980	0	3,844,980	0	3,844,980	10.2%
Sixth MDV Partners, L.L.C. (1)	0	0	3,844,980	0	3,844,980	3,844,980	10.2%
Nancy Schoendorf (1)	0	0	3,844,980	0	3,844,980	3,844,980	10.2%
Jonathan Feiber (1)	0	0	3,844,980	0	3,844,980	3,844,980	10.2%

(1) The shares are held MDV VI.  MDV GP is the general partner of MDV VI.  Jonathan Feiber and Nancy Schoendorf are managing members of MDV GP and share voting and dispositive power over the shares held by MDV VI.

(2) This percentage is calculated based on 37,759,112 shares of the Issuer’s stock outstanding as of November 1, 2019, as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 6, 2019.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2020

MOHR, DAVIDOW VENTURES VI, L.P.			SIXTH MDV PARTNERS, L.L.C.

By:	Sixth MDV Partners, L.L.C.,		By:	/s/ Jonathan Feiber
	its General Partner			Name:	Jonathan Feiber
				Title:	Managing Member
By:	/s/ Jonathan Feiber
	Name:	Jonathan Feiber
	Title:	Managing Member

/s/ Jonathan Feiber			/s/ Nancy Schoendorf
Jonathan Feiber			Nancy Schoendorf

EXHIBITS

A:            Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of NLIGHT, Inc. is filed on behalf of each of us.

Dated:  February 11, 2020

MOHR, DAVIDOW VENTURES VI, L.P.			SIXTH MDV PARTNERS, L.L.C.

By:	Sixth MDV Partners, L.L.C.,		By:	/s/ Jonathan Feiber
	its General Partner			Name:	Jonathan Feiber
				Title:	Managing Member
By:	/s/ Jonathan Feiber
	Name:	Jonathan Feiber
	Title:	Managing Member

/s/ Jonathan Feiber			/s/ Nancy Schoendorf
Jonathan Feiber			Nancy Schoendorf